SILVER DRAGON RESOURCES INC.
200 Davenport Road
Toronto, Ontario Canada M5R 1J2

November 2, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549
Attention: Russell Mancuso, Branch Chief

Re:	Silver Dragon Resources Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 27, 2015
File No. 000-29657

Mr. Reynolds:

            We are responding to comments contained in the Staff letter, dated October 21, 2015 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2014, filed on March 27, 2015 (“Form 10-K”).

            The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with the Amendment No.1 to the Form 10-K (“Form 10-K/A”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Shididonggou, page 39
Zhuanxinhu, page 40

1.

We note you disclose resource estimates for your Shididonggou and Zhuanxinhu properties. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC filings. Please modify your filing and remove all resource disclosure.

Response:

We have revised our disclosure in the Form 10-K/A in response to this comment, please see pages 13 and 14.

We acknowledge that:

            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

            staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Marc M. Hazout
Marc M. Hazout
President and CEO